Mail Stop 3561                                                  September 13,
2018


Mr. Jay D. Gould
Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia 30339

       Re:      Interface, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018
                Form 8-K filed July 25, 2018
                File No. 001-33994

Dear Mr. Gould:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 1. Business
Made-to-Order and Global Manufacturing Capabilities, page 4

   1. You disclose that about half of your modular carpet products are made-to-order. You also state that you provide custom samples and customized final products. Your current disclosure does not convey to a reader whether your made-to-order products and/or custom samples represent a significant portion of your total revenues or how these products differ from products that are not customized or made-to-order. In order to assist us in better understanding what your made-to-order and customized final products represent and how they are different from products that are not customized or made-to-
      order, please provide the following:

             Tell us in more detail, and revise your disclosure to clarify to your investors, the level of customization of your made-to-order products. It is unclear to us whether your current disclosure is meant to indicate you provide customers with one-of-a-kind
 Mr. Jay D. Gould
Interface, Inc.
September 13, 2018
Page 2

           products that would be difficult to resell if the order were cancelled or returned or whether your disclosure refers to an inventory management approach where customers select from a set number of options and you generally manufacture modular carpet products only after an order is received.

           Tell us how the salient terms of your contracts for made-to-order and customized product and sample sales, including payment terms, rights of return and time between order and delivery, differ from the salient terms of your contracts for products that are not made-to-order or customized. If there is a significant difference, revise your disclosure to clarify this to your investors, or tell us why such disclosure is not appropriate. Please also clarify whether you provide design services as a part of customizing or creating made-to-order products for your customers.

           Tell us the percentage of your total revenues that are comprised from sales of customized and made-to-order products.

Form 8-K filed July 25, 2018
Exhibit 99.1
Reconciliation of Non-GAAP Performance Measures to GAAP Performance Measures

    2. We note you present certain adjustments in your non-GAAP performance measures
       Adjusted Net Income and Adjusted Earnings Per Share net of income taxes. In future filings, please revise to present the effect of income taxes as a separate adjustment to comply with Non-GAAP Financial Measures C&DI 102.11.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or
Myra
Moosariparambil, Staff Accountant at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.


                                                             Sincerely,

                                                             /s/ James
Allegretto for

                                                             Jennifer Thompson
                                                             Accounting Branch
Chief
                                                             Office of Consumer
Products